EXHIBIT 99.3

CERTIFICATION
REQUIRED BY RULE 13a-14(b) OR RULE 15d-14(b) AND
SECTION 1350 OF CHAPTER 63 OF TITLE 18
OF THE UNITED STATES CODE

Harvest Energy Trust (the "Company") is filing its annual report on Form 40-F for the fiscal year ended December 31, 2007 (the "Report") on the date hereof with the United States Securities and Exchange Commission.

I, John Zahary, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 27, 2008

/s/ John Zahary
John Zahary
President & Chief Executive Officer